UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NextDecade Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

65342K105
(CUSIP number)

Halcyon Capital Management L.P.
477 Madison Avenue, 8th Floor
New York, New York 10022
212-303-9400

With copies to:
Jackie Cohen
Weil Gotshal & Manges, LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000
(Name, address and telephone number of person authorized to receive notices and communications)

February 14, 2018
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSON
Halcyon Mount Bonnell Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,641,178

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,641,178

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,641,178

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.43%

14	TYPE OF REPORTING PERSON
PN

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSON
Halcyon Asset LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,641,178*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,641,178*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,641,178*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.43%*

14	TYPE OF REPORTING PERSON
OO

*Includes shares owned by Halcyon Mount Bonnell Fund L.P.

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSON
HCN LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,061,998

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,061,998

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,061,998

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.74%

14	TYPE OF REPORTING PERSON
PN

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSON
HCN GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,061,998*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,061,998*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,061,998*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.74%*

14	TYPE OF REPORTING PERSON
PN

*Includes shares owned by HCN LP.

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSON
Halcyon Energy, Power and Infrastructure Capital Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,741,349

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,741,349

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,741,349

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.60%

14	TYPE OF REPORTING PERSON
OO

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSON
First Series of HDML Fund I LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
634,713

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
634,713

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
634,713

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.58%

14	TYPE OF REPORTING PERSON
OO

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSON
HDML Asset LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
634,713*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
634,713*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
634,713*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.58%*

14	TYPE OF REPORTING PERSON
OO

*Includes shares owned by First Series of HDML Fund I LLC.

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSON
Halcyon Solutions Master Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
432,665†

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
432,665†

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
432,665†

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.40%†

14	TYPE OF REPORTING PERSON
PN

† Includes 107,500 Shares underlying Warrants that are currently exercisable.

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSON
Halcyon Solutions GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
432,665*†

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
432,665*†

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
432,665*†

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.40%*†

14	TYPE OF REPORTING PERSON
PN

*Includes shares owned by Halcyon Solutions Master Fund LP
† Includes 107,500 Shares underlying Warrants that are currently exercisable.

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSON
Avinash Kripalani

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,511,903*†

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,511,903*†

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,511,903*†

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.86%*†

14	TYPE OF REPORTING PERSON
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of I HDML Fund LLC and Halcyon Master Fund, L.P.
† Includes 107,500 Shares underlying Warrants that are currently exercisable.

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSON
Jason Dillow

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,511,903*†

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,511,903*†

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,511,903*†

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.86%*†

14	TYPE OF REPORTING PERSON
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Halcyon Master Fund, L.P.
† Includes 107,500 Shares underlying Warrants that are currently exercisable.

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSON
Kevah Konner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,511,903*†

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,511,903*†

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,511,903*†

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.86%*†

14	TYPE OF REPORTING PERSON
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Halcyon Master Fund, L.P.
† Includes 107,500 Shares underlying Warrants that are currently exercisable.

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSON
John Bader

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,511,903*†

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,511,903*†

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,511,903*†

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.86%*†

14	TYPE OF REPORTING PERSON
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Halcyon Master Fund, L.P.
† Includes 107,500 Shares underlying Warrants that are currently exercisable.

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSON
Halcyon Capital Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,511,903*†

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,511,903*†

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,511,903*†

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.86%*†

14	TYPE OF REPORTING PERSON
PN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Halcyon Master Fund, L.P.
† Includes 107,500 Shares underlying Warrants that are currently exercisable.

This Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 3, 2017, as amended (as amended, the “Statement”), and is filed by the Reporting Persons with respect to the common stock, $0.0001 par value per share (“Shares”), of NextDecade Corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning given to them in the Statement.

Item 2.	Identity and Background.

Item 2 is amended and supplemented as follows:

This Statement is being filed jointly by the following (each, a “Reporting Person,” and, collectively, the “Reporting Persons”):  Halcyon Mount Bonnell Fund LP, a Delaware limited partnership, (“Mount Bonnell”); Halcyon Asset LLC, a Delaware limited liability company, (“Halcyon Asset”); HCN LP, a Cayman Islands exempted limited partnership (“HCN”); HCN GP LLC, a Delaware limited liability company (“HCN GP”); Halcyon Energy, Power and Infrastructure Capital Holdings LLC, a Delaware limited liability company (“HEPI”); First Series of HDML Fund I LLC, a Delaware limited liability company (“HDML”), HDML Asset LLC, a Delaware limited liability company (“HDML Asset”), Halcyon Solutions Master Fund LP, a Cayman Islands exempted limited liability partnership (“Solutions”); Halcyon Solutions GP LLC, a Delaware limited liability company (“Solutions GP”); Halcyon Capital Management LP, a Delaware limited partnership (“Halcyon Management”); Avinash Kripalani, a United States citizen; Jason Dillow, a United States citizen; Kevah Konner, a United States citizen; and John Bader, a United States citizen.

HDML Asset is the general partner of Mount Bonnell.  HCN GP is the general partner of HCN. HDML Asset is the investment member of HDML.

Solutions GP is the general partner of Solutions, which owns the Shares previously owned by Halcyon Master Fund (“Master Fund”) since prior to the Merger (as defined below) as a result of an internal restructuring.  Master Fund no longer directly or indirectly owns such Shares.

Halcyon Management is the investment manager for each of Mount Bonnell, HCN, HEPI, and HDML.  Investment decisions of Halcyon Management are made by a three person Halcyon Management committee, including Jason Dillow and Kevah Konner, each of whom has individual decision-making authority.  John Bader is the CEO of Halcyon Management.  Avinash Kripalani is a Principal at Halcyon Management.

The following address is the business address for each of the Reporting Persons: 477 Madison Avenue, 8th Floor, New York, New York 10022.

During the last five years, none of the Reporting Persons or any of their respective executive officers, directors, general partners, or managing members, as applicable (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented as follows:

Further to the release of Shares from certain restrictions contained in the lock-up agreements executed in connection with the Merger and previously disclosed on this Statement, the Reporting Persons have carried out the sales of Shares disclosed in this Amendment No. 2 for the sole purpose of assisting the Issuer in its plan to regain compliance with Nasdaq Listing Rules.

Item 5.	Interests in the Securities of the Issuer.

Item 5 is amended and supplemented as follows:

The responses set forth on rows 7 through 13 of the cover pages of this Statement, as of the date hereof, are incorporated by reference in this Item 5.

(a) and (b) The following responses are based on 108,518,767 Shares issued and outstanding of the Issuer (“Outstanding Shares”) as of February 20, 2018, as reported in the Issuer’s definitive proxy statement filed with the Commission on November 24, 2017, or, where so indicated, 106,382,027 Shares (“Outstanding Shares Including Warrants”), which amount includes 107,500 warrants that are currently exercisable at an exercise price of $11.50 per Share (“Warrants”).

As of the date hereof, the Reporting Persons beneficially own, in the aggregate 9,418,153 Shares and 107,500 Warrants, which represent approximately 8.96% of the Outstanding Shares Including Warrants.

As of the date hereof, Mount Bonnell directly owns 2,644,188 Shares, which represents approximately 2.49% of the Outstanding Shares; HDML directly owns 635,436 Shares, which represents approximately 0.60% of the Outstanding Shares; HCN directly owns 4,070,031 Shares, which represents approximately 3.83% of the Outstanding Shares; HEPI directly owns 1,743,333 Shares, which represents approximately 1.64% of the Outstanding Shares; and Solutions directly owns 325,165 Shares and 107,500 Warrants, which represent approximately 0.41% of the Outstanding Shares Including Warrants.

HDML Asset is the general partner of Mount Bonnell.  HCN GP is the general partner of HCN. HDML Asset is the investment member of HDML. Halcyon Management is the investment manager for each of Mount Bonnell, HCN, HEPI and HDML.  Investment decisions of Halcyon Management are made by a three person Halcyon Management committee, including Jason Dillow and Kevah Konner, each of whom has individual decision-making authority.  John Bader is the CEO of Halcyon Management.  Avinash Kripalani is a Principal at Halcyon Management.

The aggregate number and percentage of the Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

(c) Since the Reporting Persons’ most recent filing on Schedule 13D, and through and including the date hereof, market transactions were effected in Shares as disclosed in Schedule A to this Amendment No. 2.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported on this Statement.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits

Item 7 is amended and supplemented as follows:

1*	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

* Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 21, 2018

Halcyon Mount Bonnell Fund LP
By: Halcyon Capital Management LP, its Manager

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: Senior Corporate Counsel

February 21, 2018	February 21, 2018
Date	Date

Halcyon Asset LLC

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: Senior Corporate Counsel

February 21, 2018	February 21, 2018
Date	Date

HCN LP
By: Halcyon Capital Management LP, its Manager

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: Senior Corporate Counsel

February 21, 2018	February 21, 2018
Date	Date

HCN GP LLC

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: Senior Corporate Counsel

February 21, 2018	February 21, 2018
Date	Date

Halcyon Energy, Power and Infrastructure Capital Holdings LLC
By: Halcyon Capital Management LP, its Manager

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: Senior Corporate Counsel

February 21, 2018	February 21, 2018
Date	Date

First Series of HDML Fund I LLC
By: Halcyon Capital Management LP, its Manager

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: Senior Corporate Counsel

February 21, 2018	February 21, 2018
Date	Date

HDML Asset LLC

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: Senior Corporate Counsel

February 21, 2018	February 21, 2018
Date	Date

Halcyon Solutions Master Fund LP
By: Halcyon Solutions GP LLC, its General Partner

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: Senior Corporate Counsel

February 21, 2018	February 21, 2018
Date	Date

Halcyon Solutions GP LLC

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: Senior Corporate Counsel

February 21, 2018	February 21, 2018
Date	Date

/s/ Avinash Kripalani
Name:	Avinash Kripalani

February 21, 2018
Date

/s/ Jason Dillow
Name:	Jason Dillow

February 21, 2018
Date

/s/ Kevah Konner
Name:	Kevah Konner

February 21, 2018
Date

/s/ John Bader
Name:	John Bader

February 21, 2018
Date

Schedule A

Security	Trade Date	Transaction	Number of Shares	Price per Share
Shares	11/01/2017	Sale	10,877	$9.90
Shares	12/22/2017	Sale	5,500	$8.85
Shares	1/26/2018	Sale	13,750	$6.75

Exhibit Index

1*	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

*	Filed herewith.